
nucleus
We create
psychedelics brands
Psychedelic Invest
neuly
matter
psychedelicfinder
CEREMONY
Psyrise.
Oregon Psilocybin Concierge Services
thepsychedelicseries
events to benefit mankind
mycro
MINERAL
onchainmind

INVEST IN **NUCLEUS**

a venture studio for psychedelics

LEAD INVESTOR



Michelle Weiner Integrative Pain Management Physician

I am double board-certified in Interventional Pain Medicine and Physical Medicine and Rehabilitation; and I have become deeply engrained in the psychedelic industry through my practice over the years. As a physician providing ketamine-assisted psychotherapy for both chronic pain and mental health conditions, I am excited to offer new solutions that will shape the future of medicine incorporating safe and effective psychedelic options. In addition, my research around ketamine has been as continuous as my involvement in the overall industry as a clinical advisor. Nucleus' approach to the industry is unique and fills an enormous void. I am investing in Nucleus because I believe Nucleus' assets will help propel the industry forward and ultimately help billions of people heal with and experience psychedelic medicines.

Invested $5,000 this round

Learn about Lead Investors

withnucleus.com Fort Lauderdale FL

Highlights

1. 🤝 A founding team of serial entrepreneurs with multiple exits
2. 💰 Backed by one of the largest VC firms in the psychedelics industry, Iter Investments
3. 🔥Well-positioned for the imminent adoption of psychedelic-assisted therapy
4. 📈A growing audience of approximately 50,000 subscribers, users, and followers

3. 🔥Well-positioned for the imminent adoption of psychedelic-assisted therapy
4. 📈A growing audience of approximately 50,000 subscribers, users, and followers

5. 💸A sales pipeline of approximately 200 psychedelic companies
6. 👀An expanding content network exceeding 100,000 pageviews per month
7. 🚀A growing network of approximately 3,000 care practitioners
8. ⚡A developing portfolio of 12 brands, with more on the way

---

Our Team



Logan Lenz Chief Executive Officer

Serial marketing and technology entrepreneur Multiple exits Co-contributor to CityCoins Co-contributor to Stacks (smart contracts on Bitcoin) Founding Member of the YEC Co-Founder of Rock 4 Hunger Media planner for Fortune 500s

We believe psychedelic medicines and psychedelic-assisted therapy are the future of mental well-being and will replace many of the pharmaceuticals being used today.



Dustin Robinson Co-Founder

Founder at Iter Investments Mr. Cannabis Law Mr. Psychedelic Law University of Florida, Juris Doctorate in Law Masters of Accounting, BA in Accounting



Robert Velarde Co-Founder

Founder at Iter Investments Over 25 years of global private equity investment experience Harvard Business School, MBA Northwestern University, BA in Economics



Margaret Williamson Head of Partnerships

CEO of PRSVR Clothing Over a dozen years of sales experience



Sydney Alcala Head of Engineering

Owner and Operator of development shop Many years of PHP, Laravel, and Wordpress experience



Bri Gagliardi Head of Relationships

Chief Engagement Officer at Hendrix + Stone Many years of Account Management

Connecting People to the Psychedelics

Connecting People to the Psychedelics Industry


nucleus
A venture studio for
psychedelics
psychedelicfinder
matter
Oregon Psilocybin
Concierge Services
neuly
Psyrise.
mycro
Psychedelic
Invest

Nucleus was founded in mid-2021 after Neuly and Psychedelic Invest were purchased by Iter Investments, a prominent venture capital firm investing in the psychedelics industry. In late 2021, the official team was constructed, and Nucleus launched in January of 2022 with the mission of connecting people with the psychedelics industry in order to propel psychedelic-assisted therapy forward. Nucleus strives to accomplish this mission by serving the industry as a venture studio building brands that educate the masses, activate new stakeholders, and distribute data about these powerful medicines.


Why Psychedelics?
Why Now?
nucleus

1. Declining mental well-being has become the most prevalent long emergency that we've all been experiencing.

2. Our current pharmaceutical solutions have not proven to be effective enough.

3. Studies have continued to reveal just how efficacious psychedelic-assisted therapy can be for a myriad of conditions.


nucleus
Psychedelics are
growing in popularity
and saving lives along the way
100
75
50
25
0
*Google Trends search popularity from 2004-2022
curiosity has spiked since the pandemic
2004-01
2005-01
2006-01
2007-01
2008-01
2009-01
2010-01
2011-01
2012-01
2013-01
2014-01
2015-01
2016-01
2017-01
2018-01
2019-01
2020-01
2021-01
2022-01

Additionally, psychedelics have been growing in popularity. In August alone, over 5 million people around the world searched "psychedelics" on Google. The world is curious to learn more about just how helpful psychedelic medicines can be for mental well-being—and rightfully so.


We Know, and Understand,
the Market
nucleus


nucleus
In April of 2021, I co-founded Iter Investments—a $20 million venture capital fund investing in companies focused on psychedelic medicine. My investment team realized very quickly that within the psychedelic industry there was a lack of connection between the "industry" and "the people". We saw this gap as a major hindrance to the progression of psychedelics and their foreseeable impact on billions of lives.
This is where Nucleus comes in – My Investment Fund founded Nucleus as a venture studio that launches, acquires, or partners with assets that create the much needed connection between the people and the industry. We accomplish this lofty goal with our network of assets.
Our Founding Story
With a proven track record:


Nucleus's resources empowers all stakeholders in the psychedelic industry to transcend the lack of connection and cohesion that my team and I uncovered in early 2021.
Most of what we have accomplished or continue to strive for wouldn't be remotely possible without our people. Our team consists of some of the most talented doctors, lawyers, scientists, writers, programmers, technologists, and marketing professionals in the industry.
With such deep experience and connection with institutional investors – Why are we crowdfunding?
Because we want our investor base to reflect the mission of Nucleus – connecting people to industry. By allowing a diverse group of passionate individuals the opportunity to invest into Nucleus, we will redistribute the power into the hands of you – the people. With your help we will accelerate the growth of the industry and ultimately heal billions of individuals.
Dustin Robinson
Dustin Robinson
Co-Founder, Nucleus
Co-Founder, Iter Investments
Several exits
Multiple IPOs
Dozens of technologies built
Thousands of startups advised
Content marketing and media expertise
Several blockchain projects
Data-centric methodologies
Logan Lenz
Co-Founder, Nucleus
Robert Velarde
Co-Founder, Nucleus
Co-Founder, Iter Investments

Because Nucleus was incubated by Iter Investments, a prominent fund investing in the psychedelics industry, Nucleus is represented by an experienced and well-informed team with deep knowledge and rich connections with stakeholders.


nucleus
Our Team
Margaret Williamson
Head of Partnerships
Sydney Alcala
Platform Engineer
Bri Gagliardi
Head of Relations
Sam Baum
Marketing and Events
Mabel Nash Greenberg
Account Manager
Bruce Eckfedlt
Content Producer
Charley Sklar
Content Producer
Vsevolod Doroshenko
Systems Engineer
Adam Tubera
Content Producer
Dillon Newman
Content Editor
Our Advisors
Dr. Michelle Weiner, DO MPH
Clinical Lead
Dr. Scott Fisher, MD
Psychiatric Lead
Edgar Asebey, ESQ
FDA Lead
John Gregg, MBA, CLP
FDA Lead
David Wood, ESQ, PHD
Intellectual Property Lead
Rayyan Zafar
Research Lead
Andrew Hall, PHD
Scientific Lead
Matt Savarick
Tech Lead

The Nucleus team immediately carved out an ecosystem built to serve the companies operating within the industry and developed a hub-and-spoke infrastructure to place Nucleus at the center of future opportunities.


nucleus
Our
ecosystem
iter
INVESTMENTS


Iter Investments: Holistic venture capital firm focused on supporting emerging companies within the psychedelic ecosystem.
Nucleus: Venture studio with portfolio of tools, communities, products.
Neuly: Data capture and segmentation hub for surrounding Nucleus assets.
Awakn
Apex Labs
Data
neuly
Psyrise
MINERAL
mycro
Tools
Products
Ceremony
onchainmind
psychedelicfinder
Communities

With the popular platform Neuly already serving the industry with data, Nucleus set out on a mission to provide more opportunities to any and all stakeholders interacting with the psychedelics industry.

After all, stakeholders within the burgeoning psychedelics industry are consistently asking for a reliable source to turn to.

- **Investors** are needing data about the public and private markets.
- **Potential** patients are searching for more information about these new treatments.
- **Practitioners** are looking to reach more patients.
- **Professionals** within the industry are seeking new opportunities.


nucleus
Connect people with the psychedelics industry
Medicines are being developed, but we need network activism.
Investors
Entrepreneurs


Patients

Historically, the only resource that could ever encapsulate all of these things in one place has been a well-built tech platform. This is where Nucleus, and the idea of a more robust and flexible venture studio model, comes in.


Our Growth and Traction
nucleus


nucleus
Growth goals & traction
Visitors
Subscribers
Practitioners
Data Points
Revenue
600000
400000
200000
0
Jan 2022
Jul 2022
Jan 2023
Jul 2023
Jan 2024
Jul 2024
300K+ Data Points
$300K+ Revenue
50K Subscribers
100K Monthly Visitors
Over 3000 Practitioners

Forward-looking projections are not guaranteed.

- Our websites have recently surpassed 100,000 page views per month
- Our community has grown to over 50,000 members
- In June, we reached $10,000 in combined monthly revenue


The Nucleus Infrastructure
nucleus

We've built the Nucleus infrastructure using an agile hub and spoke model, which makes it easy for third parties to "plug and pull" the data and tools in real time. The layout also allows for more efficient two-way interactions between entities and data points.

Zooming out a bit, that's how the entire Nucleus ecosystem was constructed.


Analyses & Resources
Media/News Outlets
Marketing & Advertising
EMR Systems
User-Facing Apps
Data & Tools
Point Solutions
DAOs & Causes
Consulting Firms
Strategic Planning

The hub and spoke model that powers psychedelic data and technology

Thus, this intentionally robust and flexible infrastructure can be leveraged to power:

- **Wellness-related apps**
    - by including a psychedelics vertical/experience
- **Service companies**
    - by informing strategies and service models with relevant data
- **Media outlets**
    - by implementing more cost-effective data capture tools
- **Health systems**
    - by onboarding patients and providing data and tools
- **Philanthropy/DAOs**
    - by raising funds via a blockchain protocol



nucleus
Data & Analyses
Psychedelic Invest
Psyrise.
Machine Learning
neuly
Marketing & Advertising
matter
Training & Empowerment
nucleus
We're supporting the industry needs
Partnerships
We value synergies. Partners can form strategic alliances with any of the Nucleus entities through data/content distribution and/or customer activation.
Integrations
Via Nucleus's API, third parties can leverage industry data and connect their own data to our proprietary technology to offer even more insights for users.
Community Building
Through our public-facing entities, such as Psychedelic Invest and Particles, we aspire to help people connect and build on top of the Nucleus ecosystem.

The Nucleus ecosystem is enriched by Nucleus-owned assets

Because Nucleus is structured to own a portfolio of assets, all of our brands were

built to support our mission.

Our brands work together as one large ecosystem that supports each other. Below is an exhaustive overview:

Neuly

- All the data, tools, and care in one robust platform
- **Distributing data through integrations and an API**

Psyrise

- A marketing platform for mental health brands
- **Supporting intake processes and marketing/activation funnels for all stakeholders within the ecosystem**

Psychedelic Invest

- Insights for those investing in the psychedelics industry
- **Populating market-related data directly from the Neuly database**

Psychedelic Finder

- A destination for those looking for treatment and care providers
- **Neuly powers the database of practitioners across the site**
- **Psyrise powers and supports all intake and communication processes**

Oregon Psilocybin Concierge

- An exhaustive resource for the upcoming psilocybin-assisted therapy program slated to begin in 2023 in the state of Oregon. OPCS assists potential patients with the necessary resources to enroll while also offering a platform for facilitators to engage.

- **Neuly powers the database of facilitators and training courses across the site**
- **Psyrise powers and supports all intake and communication processes**

Matter Academy

- A curated collection of all of the courses being offered by educators in the psychedelic-assisted therapy industry. Enroll with Matter to find the right training for you.
- **Neuly powers the database of training courses across the site**
- **Psyrise powers and supports all intake and communication processes**

Ceremony

- A raw storyteller that the psychedelics industry doesn't realize it needs. Led by creatives with deep experience in brand building, filmmaking, and storytelling, Ceremony is positioned to tell honest stories about the importance of both the medicines and the ancient ceremonies that we've seemed to forget about.
- **Neuly supports Ceremony with data delivery and data capture**

Psychedelic Series

- A collection of panel events has expanded geographically from Miami all the way throughout Europe. With the Psychedelic Series, the events are only getting bigger as demand and curiosity continue to grow.
- **Psyrise supports steakeholder activation during these events**
    - This includes opportunities for paid engagements with partners and sponsors

Particles

- A web3 community powering a user-owned mental health infrastructure
- Powering applications via smart contracts on the Bitcoin blockchain

Onchainmind

- A blog supporting mental health parity through decentralization.
- **Powered by the Particles blockchain protocol**

Mineral

- sells CBD-based products for optimal health.
- **Psyrise supports customer activations and revenue growth via a revenue share agreement**

Mycro

- Sells functional mushroom-based products.
- **Psyrise supports customer activations and revenue growth via a revenue share agreement**


Introducing Neuly 2.0 –
Our Data Platform
Powering Psychedelics
nucleus


neuly
Features
Pricing
Help
Sign in
Request a demo
Monitor the Psychedelics
Industry in One Place
Get news quicker, monitor your competitors, build custom dashboards, and make more informed decisions with greater access to the most important data.
Request a demo
Learn More



Neuly 2.0 has recently been strengthened with the following features:

- Drag-and-drop widgets and feeds
- Customizable data dashboards
- Integrated enterprise, research, media, and investor dashboards
- The ability to find and book treatments and experiences with practitioners
- A streamlined patient onboarding process
- A user-owned data infrastructure
- A team to support requests for an industry report for one low fee
- A self-serve API

In addition, Neuly has also introduced “atoms.” These are widely distributed beacons that track changes across the industry in real-time. When something we track for the industry gets updated, changed, removed, or otherwise, it enters into our database and is then moderated, and subsequently, confirmed by a human before entering the database as a data point.


nucleus
Our technology monitors all industry resources and records changes in real-time
Our database labels, categorizes, and stores the data appropriately (drugs, companies, etc.)
The high-quality data is then approved, segmented, and put to use immediately.
neuly
Neuly is the data hub of the psychedelics industry with robust data discovery and distribution capabilities.
Access the data seamlessly using our API to power your technology, website, or process.


Access the data through a variety of preset dashboards, feeds, and widgets.
The lower quality data that is irrelevant is removed.
The data automatically gets delivered to our tools and containers for reporting.
Customize your own reports and widgets using an infinite amount of queries.

Finally, Neuly has released "Login with Neuly." This simple yet effective application allows any user of the Neuly platform to move their secure personal data to a third-party site seamlessly via the Neuly API. The goal is to allow for this mobility to save thousands of hours of unnecessary data collection processes as we pave the way to a more streamlined future of data distribution.


People are Searching for
More Effective Models of Care
nucleus

Using Neuly's database of practitioners, Nucleus has partnered with PSYC Corporation, a publicly traded media company working in the psychedelics industry.

The two companies have come together, via a joint venture, to launch Psychedelic Finder.


psychedelic finder
finders
click here to be notified when we launch
healers
click here to join as a practitioner
finding begins in october


subscribe. then find.
Enter your email
subscribe now

Psychedelic Finder connects those looking for care with the best-matched practitioners, facilitators, and experiences. The website accomplishes this by not only listing approximately 3,000 practitioners on the site, but by offering a white glove service to properly match the 'finder' with the right 'healer.'

Psychedelic Finder will be launching in November. In the meantime, you can sign up to be notified of the launch.


We Need Better
Containers to Simplify
Stakeholder Activation
nucleus

After several months of partnering with ketamine clinics, therapists, and retreats, we knew the demand that we were seeing from those looking for treatment could be better served through a robust platform of activation tools. In other words, we knew we had an opportunity to streamline the onboarding process as more and more people are introduced to these types of treatments.

That's why we transformed Psyrise into an end-to-end marketing platform for mental health brands.


Psyrise.
Nucleus -- Fort Lauderd...
Search
Launchpad
Dashboard
Conversations
Calendars
Contacts
Opportunities
Payments
Marketing
Automation
Sites
Reporting
Google Ads
Facebook Ads
Attribution Report
Call Reporting
Appointment Report
25
Session Events
Export
Columns
Filter
EVENT TYPE
SOURCE
CONTACT
CAMPAIGN
UTM MEDIUM
UTM CONTENT
PAGE URL
CREATED AT
Page Visited Referral /home Oct 10 2022, 12:32 pm
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Reporting
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Form Submitted
Direct traffic
jaky hernandez
sms.withnucleus.com
Oct 06 2022, 08:59 pm
Page Visited
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Oct 06 2022, 08:58 pm
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Oct 06 2022, 08:57 pm
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jaky hernandez
sms.withnucleus.com
Oct 06 2022, 08:57 pm
Page Visited
Direct traffic
michael cull
sms.withnucleus.com
Oct 06 2022, 08:57 pm
Page Visited
Organic Search
sms.withnucleus.com
Oct 06 2022, 08:57 pm

Psyrise now underpins all of our ecosystem’s onboarding and activation processes.

Our practitioner partners now get to benefit from the following tools:

- Website builder
- Form builder
- Survey builder
- Marketing/vanity phone numbers
- SMS communications
- Email campaigns
- Workflow and automation builder
- Social media management
- Review management

We plan to continue to slowly roll out the platform for our practitioner partners, narrow the feedback loop, and expand to all clinics, therapists, coaches, and retreats throughout 2023.



We Need More
Practitioners to Combat
an Industry Bottleneck
nucleus

On top of educating with content, the industry needs more skilled practitioners.

On top of educating with content, the industry needs more skilled practitioners. Doctors who are looking for ways to integrate psychedelics into their practices will want to know where to go to find the best curricula to train their employees.


matter
Browse
List your course
Login/Register
find a psychedelic
training program
Search by course title, instructor or curriculum

With Matter Academy, you can find and enroll in the psychedelic course that's right for you

That's why we used our data to establish a course aggregator. It's just the beginning, but Matter is the starting point for the journey someone might embark on to gain a more formal education on the world of psychedelics.


The Industry Needs More
Investors — and Capital
nucleus

Our brand, Psychedelic Invest is one of the most trafficked resources about the business of psychedelics on the web. The website recently surpassed 50,000 pageviews per month and our subscriber base is quickly approaching 20,000. Subscribers stay informed through our daily content, interviews, reports, and

weekly newsletter.


nucleus
Psychedelic Invest
An Investor Network
A content network for psychedelics
• ~ 6,000 subscribers
• 10,000 social followers
• 50,000 pageviews/mo.
• PRO memberships
• Industry reports
• $3K MRR
• Powered by Neuly
Psychedelic News and Analysis Made Simple for Investors

A Psychedelics Content Network

Over the course of 2022, we expanded our content catalog to capture a broader market with branded shows.

Here's an example of the most recent story we've covered.


The MindMed Chronicles | A Conversation With R...
Watch later
Share
Psychedelic Invest
Presents
The MindMed Chronicles
An Interview with the CEO of MindMed
A Conversation with Robert Barrow
hosted by Adam Tubero
Watch on YouTube
MindMed



The Psychedelic Invest Podcast

- 20 episodes
- Approximately 5,000 audio downloads

The Investor Hotseat

- Have interviewed many CEOs in the industry
- Approximately 10,000 listens and views collectively


Investor Hotseat w/ Roger McIntyre (Braxia Scien...
Watch later
Share
Psychedelic Invest
The Investor Hotseat
Thursday 8/18
4:30pm ET
Streaming live @
psychedelicinvest.com/hotseat
YouTube
LinkedIn
Facebook
featuring
Roger McIntyre
CEO of BRAXIA SCIENTIFIC
Hosted by
Dustin Robinson
Watch on YouTube

Mindshifting Moments

- Hosted by Margaret Williamson
- Expanding the mind by answering big questions about well-being

Weekly Extractions

- Weekly reviews of the psychedelics market and the companies operating within it

- Has allowed the Psychedelic Invest YouTube channel to become one of the most popular in the psychedelics industry regarding investments


Weekly Extractions | atai Pipeline Update, intelGe...
Watch later
Share
Invest
Weekly Extractions
atai
LIFE SCIENCES
Pipeline Update
Watch on YouTube
Guided by
Adam Tubero
10.19.22

<u>**Bullish vs Bearish**</u>

- Hosted by Adam Tubero
- Reviews a company or recent event to provide a deep-dive analysis of what's actually going on


nucleus
Psychedelic
Invest
Psychedelic Invest is the voice of the industry, connecting you to the most recent news and information.
Cody Shandraw
The Investor Hotseat
Mindshifting Moments
Episode #2:
Chris Witowski




What About the Other 7 Brands?
How Are They Developed?
nucleus


nucleus
A smarter way to build solutions
The launch of each new brand follows a similar process, is capitalized accordingly, and leverages an infrastructure built for efficiency and profitability.
EXPERTISE
Nucleus is incubated by Iter Investments, a VC Fund with industry experts and advisors.
SPEED
Build new companies quickly via a hub and spoke model and scalable technology.
PORTFOLIO
A portfolio of assets equates to greater exposure and less risk simultaneously.
EXIT
Fast decisions can be made to kill, scale, or sell each asset when most opportune.

Our hub and spoke model, data capture capabilities, and deep industry expertise allows us to build efficient brand-building processes. This has been proven throughout 2022 with the creation of 12 brands that exist within the ecosystem.

Our brand creation process is supported by an open culture of wide ideation. With so much going on in psychedelics, it's important we hear every new idea, assess each one accordingly, and act appropriately when we feel the opportunity outweighs the level of effort.


nucleus


we're always asking...
what does the industry need?
Idea
Business Model
Launch
Optimize
Scale

During our own ideation and discovery phases, we've confronted dozens of ideas and have acted upon 12 of them. The brands that we have developed thus far span the three types of opportunities that our infrastructure affords us to capitalize on.


nucleus
We add value to our portfolio in 3 ways:
Nucleus incubates assets (companies, tools, content) to accelerate the mass adoption of psychedelic-assisted treatments.
buy
buy or invest in complementary companies and assets
neuly
Psychedelic Invest
build
creating brands and assets from scratch
Oregon Psilocybin Concierge Services
Psyrise.
matter
partner
providing tools and containers for industry participants
psychedelicfinder
Ceremony.
mycro
MINERAL

- **Buy:** As aforementioned, we've acquired a few assets.
- **Build:** We've built many of our brands after architecting the hub-and-spoke infrastructure that is powered by Neuly.

- **Partner:** Finally, we've formed joint ventures and revenue share agreements to help broaden our reach and collaborate with other entities in the industry.

During the development phase, we have the luxury of shelving, pausing, or scaling the businesses we develop. When growth is further pursued, we are able to spin the brand off into its own company and raise outside capital as needed specifically for the growing brand we've developed.


nucleus
What else are we building?
Tools
Communities
Products
psychedelicfinder
thepsychedelic series
events to benefit mankind
mycro
matter
Ceremony.
MINERAL
Oregon Psilocybin Concierge Services
onchainmind
Powered by Neuly
Shared audience
Rev split models


Meet All of Our Brands
nucleus

We're building brands focused on technology, media, marketing, services, and products.

You already know Neuly (data platform), Psychedelic Invest (media), Psyrise (marketing), and Psychedelic Finder (services), but we haven't told you about everything else we're building:

Oregon Psilocybin Concierge Services

Oregon Psilocybin Concierge Services



Oregon Psilocybin Concierge Services
Reserve Your Spot
Your resource for psilocybin in Oregon.
Oregon is building the nations first regulatory framework for psilocybin services. Unfortunately, the regulatory framework makes it complicated and burdensome to book your psilocybin services. That's where we come in. We help guide you throughout the entire process – from choosing your facilitator and service center to booking your sessions, we are here to guide you every step of the way.
Developed and supported by Nucleus
Reserve Your Spot

Found at oregonpsilocybinconcierge.com, OPCS is an exhaustive resource for the upcoming psilocybin-assisted therapy program slated to begin in 2023 in the state of Oregon. OPCS assists potential patients with the necessary resources to enroll while also offering a platform for facilitators to engage.

The Psychedelic Series



thepsychedelicseries
events to benefit mankind
Join us for our next event
At Nucleus, we're on a mission to educate the masses about psychedelic medicines.
RSVP FOR OUR NEXT EVENT

Found at psychedelicseries.com, this collection of panel events has expanded geographically from Miami all the way throughout Europe. With the Psychedelic Series, the events are only getting bigger as demand and curiosity continue to grow.

Ceremony


Discover
Magazine
Studio
CEREMONY
Contact
Search
MYCRODOSE, EPISODE 1

Found at **joinceremony.com**, Ceremony is the raw storyteller that the psychedelics industry doesn't realize it needs. Led by creatives with deep experience in brand building, filmmaking, and storytelling, Ceremony is positioned to tell honest stories about the importance of both the medicines and the ancient ceremonies that we've seemed to forget about.

Particles


Features
Pricing
Help
Sign in
Request a demo


A Blockchain Protocol for Psychedelic Medicines
Particles is a community of builders, creators, and disruptors leveraging a web3 toolkit to change the mental health landscape for all.
Build something truly impactful with our protocol, which is built on top of Bitcoin.
Request a demo
Learn More

Found at weareparticl.es, Particles is a DAO-based web3 protocol for smart contracts built on the Bitcoin blockchain. With Particles, you can launch tokens, NFTs, and take advantage of decentralized data storage that can eventually overcome today's inefficient healthcare systems.

Onchainmind


onchainmind
Create Your Mental Health Record
Every human should have a mental health record
Get a Mental Health Record You Control
Create your record now
Why We Need On-Chain Mental Health Records
It was my typical annual check-up. I knew what to expect. After all, it's the same routine every yea...
Logan Lenz · Sep 6, 2022 · 3 min read

Found at onchainmind.com, OCM is a blog supporting mental health parity through decentralization. Powered by Particles, OCM's mission is to educate the masses about the potential that owning your own health data, especially mental health logs, is the future we should be working toward.

Mycro


Shop Adapt Bars


Shop
Learn
Blog
mycro
Account
(0) Cart
Solutions for anxiety, energy, and immunity in a spoonful of whole food honey
Cacao-delicious, raw mushroom honey
Shop Now

Found at letsmycro.com, Mycro shows the promise of a formal partnership between Nucleus and entrepreneurs everywhere. Mycro sells functional mushroom-based products, which Nucleus helps to promote and innovate upon through a revenue share agreement.

Mineral


MINERAL
Products
Kits
Ingredients
Journal
Account
Whole-Plant Healing
Discover High Quality Hemp Oil

Found at mineralhealth.co, Mineral sells CBD-based products for optimal health. Nucleus has partnered with Mineral under a revenue share agreement and has the opportunity to expand upon its product offering through collaboration.


Why Are We Raising?
nucleus


nucleus
Raising $3MM
Product: Hire full-time engineers for search,automation, and the blockchain protocol.
Data: Hire data analysts to maintain data integrity and level up data visualizations.
Content: Expand the team of contributing writers and editors spanning all media types
Sales / Marketing: Expand the Psyrise team to support clients and the Nucleus ecosystem.
Operations: Streamline processes with a key hire and the adoption of automation tools.
Operations
10%
Content
20%
Sales / Marketing
15%
Data
20%
Product
35%

7.5% of funds raised will go towards the Wefunder intermediary fee.

We have big dreams for Nucleus. And to achieve them, we need more people. That's where we need you. Your investment will go to growing the Nucleus team in the form of engineers, data analysts, and groups of people to help with education and support.


Why Are We Crowdfunding?
nucleus

Well, the answer is quite simple.

We want our investor base to reflect those actively interested in our mission and

We want our investor base to reflect those actively interested in our mission and drive. We don't want people who are only interested in lining their pockets with profits.

That said, we know your investments are important to you, so we want to make this one count. When you invest in Nucleus, you are investing in our entire ecosystem (remember the ecosystem we mentioned earlier). Additionally, Nucleus gives you the perfect opportunity to diversify your portfolio into the world of psychedelics.



nucleus
Investing in nucleus
Grants you access to every company we ever build.
Now
...And in the future
Company A
Company E
Company I
Company M
Company B
Company F
Company J
Company N
Company C
Company G
Company K
Company O
Company D
Company H
Company L
Company P
Media
Our infrastructure is optimized for content creation – on repeat.
Tools
With a data platform at its core, Nucleus can power virtually any industry resource.
Products
The adoption of psychedelics paves the way for new consumer goods.
Services
Growing industries always warrant more service offerings.

Consider Nucleus's unique structure a one-to-many approach to diversifying your exposure to the psychedelics industry. If you're excited and optimistic about the future that celebrates the benefits of psychedelic medicines, we encourage to join the Nucleus family



Act Now...Invest Later.
How Can Nucleus Help You?
nucleus

If you'd like to journey your way through our assets, we've created a checklist of

If you'd like to journey your way through our assets, we've created a checklist of ways you can engage with each of our brands below.

We recommend browsing around, kicking the tires, and becoming a part of our ecosystem before you choose to become a part of the family.

Request a Demo of Neuly

claim your company's listing, and start requesting some data.

Subscribe to Psychedelic Invest

read our content and follow the industry.

Request a Psyrise Demo

and please share the platform with your practitioner friends.

Join the Psychedelic Finder Waitlist

we'll be launching concierge services in November.

Attend One of Our Events

RSVP through the Psychedelic Series website.

Join the Ceremony Waitlist

the first series will be launching in November.

Research a Course With Matter

we're happy to help you find the course that's right for you.

Join the Oregon Psilocybin Concierge Waitlist

keep track of Measure 109, which introduces psilocybin-assisted therapy in Oregon next year.

Join the Particles Community

get introduced to Clarity, Clarinet smart contracts, and how blockchain technology can improve the future.

Buy a Product

Mycro

Mineral

Become a Psychedelics Writer

we're always looking for more freelance writers.

Showcase Your Brand To Our Ecosystem

want to be a guest on one of our shows?

are you looking to tell a story?

are you promoting something?